[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 2, 2011

VIA EDGAR AND HAND DELIVERY

Michael McTiernan

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0005

Re:	Alpha Beta Netherlands Holding N.V.

Amendment No. 1 to Registration Statement on Form F-4

Filed April 25, 2011

File Number 333-173347

Dear Mr. McTiernan:

On behalf of Alpha Beta Netherlands Holding N.V. (“Holdco”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance and the Staff of the Division of Trading and Markets (collectively, the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated April 28, 2011, with respect to the filing referenced above. We have included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, Holdco, NYSE Euronext and Deutsche Börse AG (“Deutsche Börse”) regarding the Staff’s comments relating to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

With this letter, Holdco is filing Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form F-4 (the “Registration Statement”). We are providing supplementally to the Staff six copies of a version of Amendment No. 2 that has been marked by the printers to show the changes to the Registration Statement that was filed on April 25, 2011. All page references in the responses set forth below are to the pages of Amendment No. 2 that has been marked by the financial printers. All capitalized terms not herein defined have the meanings ascribed to them in Amendment No. 2.

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

May 2, 2011

Division of Corporation Finance

General

1.	You state in your response to comment 3 in our letter dated April 9, 2011, that you discuss under the heading “Business of Deutsche Börse Group and Certain Information about Deutsche Börse Group – Legal Proceedings – Peterson v. Clearstream Banking, S.A., Citibank et al.,” the fact that Deutsche Börse’s Clearstream business initiated the closure of Iranian customers’ accounts in November 2007 and the remaining relevant accounts are blocked in Clearstream under the EU and U.S. Iran sanctions regulations. The information does not appear to be discussed under this heading or elsewhere in the filing. Please advise.

The Registration Statement has been revised on page 241 in response to the Staff’s comment.

2.	You state in your response to comment 3 in our letter dated April 9, 2011, that prior to becoming a wholly-owned subsidiary of NYSE Euronext in 2008, Atos Euronext Market Solutions had implementation, license, and maintenance agreements with the Tehran Stock Exchange and that, pursuant to a subsequent separation agreement, Atos Euronext Market Solutions provided services into Iran until December 2009.

Please describe to us in reasonable detail the nature of any products, software, technology, services, information, and support provided into Iran. In addition, discuss for us the materiality of the referenced contacts with Iran, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Iran for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. In this regard, your materiality analysis should address the potential impact upon your reputation and share value of Atos Euronext Market Solutions’ Iran-related activities, in light of the investor sentiment evidenced by the fact that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.

The Staff is supplementally advised that, as noted by NYSE Euronext in the letter to the Staff dated April 25, 2010, Atos Euronext Market Solutions (“AEMS”), a joint venture with Atos Origin, had an agreement with the Iranian Stock Exchange that was terminated in anticipation of AEMS becoming a wholly owned subsidiary of NYSE Euronext. As part of the termination of that agreement, AEMS was required to enter into a separation agreement of limited scope and duration. Under the separation agreement, AEMS was required to grant the Iranian Stock Exchange a perpetual source code license to use and correct all software delivered under the original contract up to the date of termination. This software included NSC V900 trading platform and its related products. AEMS was also required for a limited period of time to provide the Iranian Stock Exchange with minimum support and know-how transfer to enable it to use and maintain its cash trading platform autonomously after the termination of contract. All services terminated in December 2009, and there have been no services delivered since then.

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

May 2, 2011

NYSE Euronext believes that the revenues, assets and liabilities relating to the services pursuant to the separation agreement were immaterial to NYSE Euronext. For example, revenues in 2008 were a loss of (€576,000); revenues in 2009 were €113,000, and there were no revenues in 2010.

NYSE Euronext respectfully submits that the fact that AEMS previously provided services under the separation agreement did not constitute and does not constitute a material investment risk for NYSE Euronext securityholders, nor would it be reasonably likely to affect NYSE Euronext’s reputation or share value. AEMS’ agreement with the Iranian Stock Exchange was terminated voluntarily before NYSE Euronext obtained control of AEMS, and since that time, only minimal maintenance services were provided, and no reference was made to NYSE Euronext or the New York Stock Exchange in connection with provision of those services.

3.	We note a number of media reports citing statements made by the merger parties to their shareholders regarding possible special dividends and/or share repurchases. Please revise the registration statement to disclose any plans by the merger parties or the registrant to effect such transactions.

The Registration Statement has been revised on page 141 in response to the Staff’s comment.

4.	As discussed with your counsel and stated in our first comment letter, only conditions relating to regulatory approvals necessary to consummation of the offer may survive the expiration of the offer. Please revise the registration statement, including the exchange offer prospectus, as necessary to limit the conditions which may be asserted by Holdco after the expiration of the acceptance period.

The Registration Statement has been revised on pages 12 through 15, 146 through 151, 169 and 170 and elsewhere, as appropriate, in response to the Staff’s comment.

5.	Refer to your response to prior comment 110. As requested, outline in your comment response the facts supporting your reliance on the exemption from Rule 14e-5 upon which you rely to make purchases outside the exchange offer.

The Staff is supplementally advised that any purchase outside of the exchange offer would be made in accordance with Rule 14e-5(b)(12). The parties believe that this exemption is available because:

(1)	Deutsche Börse is a foreign private issuer;

(2)	the exchange offer will meet the conditions for Tier II exemptive relief (as set forth in Rule 14d-1(d) under the Exchange Act) because Deutsche Börse is a foreign private issuer and U.S. holders own approximately 30% of the outstanding Deutsche Börse shares, based on a “look-through” analysis conducted by Capital Precision on behalf of Deutsche Börse;

(3)	no purchases or arrangements to purchase otherwise than pursuant to the exchange offer will be made in the United States;

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

May 2, 2011

(4)	the Registration Statement discloses prominently on page ALT-71 under the heading “Possible Parallel Acquisitions” the possibility of acquisitions of or arrangements to acquire Deutsche Börse shares outside of the exchange offer;

(5)	to the extent that such acquisitions take place, this will be published without undue delay in accordance with applicable legal provisions, including on the internet at http://www.global-exchange-operator.com, in the German electronic Federal Gazette and by way of an English press release via an electronically operated information distribution system in the United States stating the number and consideration paid or agreed to be paid for the Deutsche Börse shares so acquired or agreed to acquire; and

(6)	the requirement that the exchange offer price be increased to match any consideration paid outside of the exchange offer that is greater than the offer price will be met, because the German Takeover Act requires that the exchange offer price be increased to the highest of (a) the highest price paid during the period beginning six months prior to the public announcement of the exchange offer and ending at the expiration of the exchange offer (Section 31 para 1 German Takeover Act in conjunction with Section 4 German Takeover Act Offer Regulation), (b) the volume weighted average stock price for the three-month period prior to the announcement of Holdco’s intention to launch the exchange offer (Section 31 para 1 German Takeover Act in conjunction with Section 5 German Takeover Act Offer Regulation) and (c) the highest price paid in off-market purchases during the 12-month period following the expiration of the exchange offer (Section 31 para 5 German Takeover Act).

What Deutsche Börse Shareholders Will Receive if They Do Not Tender Their Deutsche Börse Shares in the Exchange Offer, page 5

6.	We note your disclosure in this section related to the difference in amount or form of consideration that Deutsche Börse shareholders may receive if they do not tender their shares. Given that this group of shareholders will represent no more than 25% of the total Deutsche Börse shares, please also describe any liquidity issues these shareholders may encounter and revise your related risk factor disclosure on page 39, as appropriate.

The Registration Statement has been revised on page 39 in response to the Staff’s comment.

Obtaining Required Regulatory Approvals..., page 33

7.	Please revise the disclosure, if accurate, to state that while the exchange offer may be terminated by either party after March 31, 2012, the exchange offer may remain unconsummated indefinitely pending regulatory reviews. In addition, please expand upon this disclosure to discuss other potential consequences of a lengthy delay, including other effects on the business of the companies pre-combination, as well as any risks that individual shareholders may face (e.g., having tendered shares tied up for an indefinite period of time without withdrawal rights).

The Registration Statement has been revised on page 33 in response to the Staff’s comment.

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

May 2, 2011

8.	Please refer to the additional definitive proxy soliciting material filed on April 26th. Please revise the risk factor disclosure to specifically reference the risk that pricing conditions may be imposed.

The Registration Statement has been revised on page 33 in response to the Staff’s comment.

NYSE Euronext, page 67

9.	Please provide more detailed disclosure on the board’s grounds for rejection of the competing offer.

The Registration Statement has been revised on page 70 in response to the Staff’s comment.

Background of the Combination, page 89

10.	We note your revised disclosure in response to comment 19 of our letter dated April 9, 2011. In your shareholder meeting held on Apri1 28, 2011, Mr. Niederauer stated that the board had weighed a combination with Singapore Exchange Ltd. and explored potential combinations with BM&FBovespa. Please revise your disclosure to briefly describe the consideration of these strategic alternatives.

The Staff is supplementally advised that, as disclosed in the Registration Statement, the NYSE Euronext board of directors continually reviews its strategic alternatives, and in connection with these reviews, NYSE Euronext from time to time evaluates potential transactions that would further its strategic objectives. As part of this review, NYSE Euronext has evaluated in some manner whether potential combinations or transactions with almost every other exchange company would further these strategic objective and/or would be feasible. The Singapore Exchange Ltd and BM&FBovespa were among the many exchange companies considered in this analysis, but no serious discussion was held about a potential transaction with these companies at the NYSE Euronext board meeting on September 15, 2010 or at the other board meetings referenced in the section entitled “Background of the Combination”.

To provide additional information regarding some of the strategic alternatives evaluated by the NYSE Euronext board of directors at the September 17, 2010 meeting, the Registration Statement has also been revised on page 94 to clarify that the NYSE Euronext board of directors considered potential partners in the exchange industry and/or the broader financial intermediary industry for merger-and-acquisition transactions.

Projected Cost Savings of NYSE Euronext and Deutsche Börse Group, page 104

11.	Please refer to the additional definitive proxy soliciting material filed on April 26th. We note Mr. Niederauer’s statement that he expects the projected cost savings generated by the combination to be approximately 400 million Euros. Please update the disclosure in this section accordingly.

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

May 2, 2011

The Registration Statement has been revised on page 110 in response to the Staff’s comment.

Dilution, page 174

12.	We note you have used net book value of €2,951 million for Deutsche Börse and net book value of €9,701 million for Holdco on a pro forma basis within your dilution information. Please revise to use the net tangible book value per share for Deutsche Börse and Holdco on a pro forma basis. Further, please revise to disclose how you calculated adjusted net book value of €5,330 million for NYSE Euronext. Once we understand how you calculated NYSE Euronext’s adjusted net book value, we may have further comments.

The Registration Statement has been revised on page 181 in response to the Staff’s comment.

Holdco Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

General

13.	Please revise your filing to separately disclose any material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income of the registrant within the 12 months succeeding the transaction. This disclosure should include, but not necessarily be limited to, change of control payments related to employment agreements, NYSE debt agreements, and applicable Deutsche Börse material contracts discussed beginning on page 230. Please refer to Rule 11-02(b)(5) of Regulation S-X.

The Registration Statement has been revised on page 184 in response to the Staff’s comment.

Note 1 – Basis of Presentation, page 179

14.	Please revise your filing to clarify, if true, that these pro forma financial statements are prepared on a basis consistent in all material respects with the accounting policies of Holdco in accordance with IFRS as issued by the IASB.

The Registration Statement has been revised on page 187 in response to the Staff’s comment.

Note 4 – Pro Forma Adjustments, page 183

15.	We note your response to comment number 40. Please provide additional information regarding the estimated 20 year useful life assigned to the customer relationships. Specifically, provide the historical attrition rates for both the trading customer relationships and the technology relationships. In addition, please tell us the amount of the intangible asset attributable to each type of customer.

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

May 2, 2011

The Staff is supplementally advised that, based on the preliminary valuation estimates that served as a basis for preparing the unaudited pro forma condensed consolidated financial statements, historical attrition rates for trading customer relationships were between 3% and 4% (rendering useful lives between 21 and 23 years), whereas historical attrition rates for technology customer relationships were between 7% and 8% (rendering useful lives between 13 and 14 years). In addition, based on these preliminary valuation estimates, the estimated fair value of trading customer relationships and technology customer relationships amounted to approximately €850 million and €80 million, respectively.

Business of Deutsche Börse Group and Certain Information about Deutsche Börse Group

Material Contracts

STOXX Shareholders’ Agreement, page 230

16.	We note your response to our prior comment 45. It appears your response addresses SIX’s obligation to offer its shareholdings to Deutsche Börse Group. Please tell us how you have accounted for the STOXX shareholders’ agreement with respect to Deutsche Börse Group obligation to offer its participation to SIX. Lastly, please disclose whether the potential purchase or sale would be at fair market value at the time of offer or at a predetermined amount. Within your response, please reference the authoritative accounting literature management relied upon.

Deutsche Börse supplementally informs the Staff that Deutsche Börse Group is obligated to inform SIX of any intention to sell its interest in STOXX Ltd. This obligation provides that a calculation of fair value by Deutsche Börse Group of STOXX Ltd. be performed. SIX has a right of first refusal to acquire Deutsche Börse Group’s interest in STOXX Ltd., subject to agreement on its fair value. If the parties are not able to achieve a common understanding on the fair value during a specified period of time, they will engage a third-party expert to determine the valuation of STOXX Ltd. This valuation will be definitive for both parties. Based on the final valuation, SIX may then determine whether it will acquire Deutsche Börse Group’s interest. If SIX does not exercise its right of first refusal, Deutsche Börse Group may sell its interest to a third party. SIX’s right of first refusal is not a derivative as defined in IFRS 9 because its value does not depend on an underlying variable. In addition, the right of first refusal is exercisable at the fair value of STOXX Ltd., and accordingly, the right will always have a fair value of zero.

Legal Proceedings, page 232

17.	We note your added disclosure that, except for the proceedings cited in this section, there are no material governmental, legal or arbitration proceedings during a period covering at least the previous 12 months that may have or have had material effects on Deutsche Börse’s financial position or profitability. Please advise us as to how this complies with Item 103 of Regulation S-K.

The Registration Statement has been revised on page 240 in response to the Staff’s comment.

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

May 2, 2011

Material Tax Considerations, page 470

Material Tax Considerations, ALT-8

Exhibit 8

18.	We note that the law firms providing tax opinions (Wachtell, Linklaters, Stibbe) have filed short-form opinions that refer to the disclosure in the proxy statement/ prospectus. Please direct these firms to revise their opinions to expressly state that the opinions presented in the proxy statement/ prospectus are the opinions of the applicable law firm. In addition, please revise the disclosure in the proxy statement/ prospectus, including the alternate exchange offer prospectus pages, to clearly identify the opinions disclosed that are attributed to these law firms.

The Registration Statement has been revised on pages 489, 497 and ALT-8 in response to the Staff’s comment, and revised tax opinions have been filed as Exhibits 8.1 to the Registration Statement.

19.	We note your disclosure that “it is intended” that the merger qualify as a tax-free reorganization and that each transfer of NYSE shares to Holdco will not be subject to Section 367(a) of the IRC. Counsel’s opinion regarding the tax-treatment of the merger must be clearly disclosed in the proxy/statement prospectus. It is not sufficient to simply present shareholders the alternative consequences depending on differing applications of a provision of the tax code. If counsel is unable to provide an unqualified opinion on the tax treatment of the merger, please explicitly disclose this, provide a detailed explanation of why counsel is unable to provide an unqualified opinion, and discuss the resultant risks to shareholders.

The Registration Statement has been revised on page 489 in response to the Staff’s comment.

20.	Please direct Wachtell to revise its tax opinion to update the cross-reference to applicable section of the proxy/statement prospectus.

A revised Exhibit 8.1 to the Registration Statement has been filed in response to the Staff’s comment.

Consolidated Financial Statements of NYSE Euronext

Notes to the Consolidated Financial Statements

Note 16 – Income Taxes, page FIN-43

21.	We note your response to our prior comment 66. Please expand your disclosure on page FIN-45 to disclose the nature of the items within your foreign operations that have had a significant impact on your effective tax rate, as you have in your response to us.

The Registration Statement has been revised on page FIN-46 in response to the Staff’s comment.

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

May 2, 2011

Note 17 – Commitments and Contingencies

Legal Matters, page FIN-46

22.	We note your response to our prior comment 67. Please revise your filing to clarify that you do not believe that these various proceedings will have a material effect on NYSE Euronext’s financial statements as a whole.

The Registration Statement has been revised on page FIN-47 in response to the Staff’s comment.

Consolidated Financial Statements of Deutsche Börse AG

Consolidated cash flow statements, page FIN-57

23.	We note your response to our prior comment 73. We continue to be unclear how you determined it was appropriate to aggregate current receivables, securities, and liabilities into one line item, Please provide a more robust response.

Deutsche Börse supplementally informs the Staff that Clearstream’s customers deposit large amounts in their accounts with Clearstream to ensure settlement efficiency. These amounts are not managed by Clearstream with regard to timing or the amounts of inflows and outflows, and only reflect the investment decisions of Clearstream’s customers. Accordingly, Deutsche Börse Group presents the aggregate amounts of current receivables, securities and liabilities from the banking business net in the consolidated cash flow statements because the cash receipts and cash payments reflect the activities of Clearstream’s customers rather than those of Deutsche Börse Group in accordance with IAS 7.22(a).

The statements of cash flows as of December 31, 2010, 2009 and 2008 of Deutsche Börse Group only included the movements of the current receivables from banking business in the line item “net increase/net decrease in current receivables, securities and liabilities from banking business with an original term of greater than three months” because there were not any movements in the other positions in each respective year. Deutsche Börse has amended the description of the line item accordingly on page FIN-58 of the Registration Statement.

Deutsche Börse Group acknowledges the Staff’s comment and will consider a non-aggregated presentation within the cash flow statements for future periods.

Notes to Consolidated Financial Statements of Deutsche Börse AG

2. Basis of consolidation, page FIN-61

24.	We note you have presented financial information in three different currencies in your tables on pages FIN-64 and FIN-65. Please revise your tables to either (1) provide separate

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

May 2, 2011

tables for each currency and provide exchange rate information for each period presented or (2) provide all financial information in Euros.

The Registration Statement has been revised on pages FIN-64 and FIN-65 in response to the Staff’s comment to present the financial information for each currency and the respective exchange rates separately in the tables in response to the Staff’s comment.

25.	We note your response to our prior comment 81. Please revise your filing to clarify your accounting policy for the differences between preliminary financial information and final financial information. Additionally, please revise your filing to disclose that adjustments were not material for the periods presented.

The Registration Statement has been revised on pages FIN-70 and FIN-71 in response to the Staff’s comment.

26.	We note your response to our prior comment 82 and your revision to your filing on page FIN-65. Please tell us how you have complied with paragraph 37(c) of IAS 28, or tell us how you have determined you have significant influence for BrainTrade Gesellschaft für Börsensysteme mbH and U.S. Futures Exchange LLC.

The Registration Statement has been revised on page FIN-66 in response to the Staff’s comment to clarify that Deutsche Börse Group also had a representative on the board of directors of US Futures Exchange LLC. In addition, the Registration Statement has been revised on page FIN-64 in response to the Staff’s comment by excluding BrainTrade Gesellschaft für Börsensysteme mbH (“BrainTrade”) from the table of “Associates and joint ventures as at 31 December 2010”. BrainTrade was classified as an other investment as of December 31, 2009, due to a reduction in Deutsche Boerse Group’s voting rights. BrainTrade was originally included in the table of “Further associates and joint ventures as at 31 December 2009 and 2008 on page FIN-66, because the equity method was applied for this investment during the financial year 2009.

27.	We note your response to our prior comment 83. Please clarify for us and in your filing the nature of these material participation rights regarding Scoach Holdings.

Deutsche Börse supplementally informs the Staff that, in January 2010, Deutsche Börse Group and SIX amended their cooperation agreement related to Scoach Holding S.A. (“Scoach”) to include the intention to lead Scoach under common control with regards to strategic and financial policies. The participation rights of the minority shareholders consist of unanimous decisions with regards to the operating budget and investment decisions. Accordingly, Deutsche Börse has amended the Registration Statement on FIN-64 in response to the Staff’s comment.

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

May 2, 2011

28.	We note your response to our prior comment 85. Please revise your filing to clarify your policy of not adjusting single-entity financial statements of associates to comply with IFRS as issued by the IASB, as you have in your response to us.

The Registration Statement has been revised on page FIN-71 in response to the Staff’s comment

35. Classification of financial instruments under IAS 39, page FIN-121

29.	We note your response to our prior comment 96. We are still unclear how you determined it was appropriate to record the net investment hedge at amortized costs in accordance with IAS 39. Please provide a more robust response.

Deutsche Börse supplementally informs the Staff that Deutsche Börse Group hedges foreign currency exposure on a net investment in U.S. dollars using a non-derivative monetary item denominated in U.S. dollars as a hedging instrument.

The hedged item is the foreign operation ISE (functional currency USD); the hedging instruments are the private placements in USD issued in 2008.

To avoid fluctuation in the exchange rate when the net assets of a foreign operation are translated into euro, the functional currency of Deutsche Börse Group, Deutsche Börse AG decided in accordance with IAS 39.102 and IAS 21.44 – 45 to hedge cash flow changes associated with changes of the currency exposures (hedged risk) with the private placements presented in the financial statements. The part / risks of the hedged item which are not hedged are accounted for at amortized costs.

The effective portion of the foreign exchange gain or loss arising from the translation of the hedging instrument under IAS 21 with the closing rate prevailing as of the respective balance sheet date into Deutsche Börse’s functional currency is recognized in other comprehensive income. The hedging instrument classified into the category other liabilities is only accounted for at amortized cost before applying IAS 39.102 and IAS 21.

42. Financial risk management

Risk strategy, page FIN-135

30.	We note your response to our prior comment 98 and your revision to your filing on page FIN-135. We are unclear how you determined it is appropriate to use shareholders’ equity at 31 December 2009 to calculate a 31 December 2010 measure. Further, please clarify how you determined you were able to include certain intangible assets in your risk bearing capacity calculation.

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

May 2, 2011

Deutsche Börse supplementally informs the Staff that the risk bearing capacity for purposes of determining economic capital is based on the Deutsche Börse Group’s shareholders’ equity. The risk bearing capacity calculation is performed annually, once the financial statements have been approved. Following this approach, the risk bearing capacity based on the 2010 consolidated financial statements was updated and reported by Group Risk Management on March 31, 2011. As a result, on December 31, 2010 the shareholders’ equity at December 31, 2009 was the most recent approved amount available and therefore was still appropriate.

Intangible assets are evaluated for impairment, at least annually, in accordance with IAS 36.10. Therefore, Deutsche Börse Group generally assumes that the respective book values of intangible assets are sustainable and can be realized, if necessary, in case of liquidation. Nevertheless, in potential extreme stress situations, it cannot be assumed that intangible assets can be liquidated at their book value. Therefore, as a conservative measure, an adjustment is made to Deutsche Börse Group’s risk bearing capacity for intangible assets.

Alternate Information for the Exchange Offer Prospectus

Summary – The Exchange Offer, page ALT-3

31.	We note your response to comment 114. We are continuing to consider the information provided and may have further comment. Please provide us additional information, and where applicable provide additional disclosure, regarding the anticipated liquidity of the as-tendered trading market for Deutsche Börse shares.

We respectfully refer the Staff to the memorandum of Linklaters LLP and Wachtell, Lipton, Rosen & Katz, dated May 2, 2011, submitted to the Staff and filed on EDGAR as correspondence with Amendment No. 2. In addition, The Registration Statement has been revised on pages ALT-56 and ALT-111 in response to the Staff’s comment to provide information regarding arrangements to provide for liquidity in the as-tendered trading in Deutsche Börse shares.

32.	Revise to include a subsection prominently describing the withdrawal rights afforded to tendering target shareholders, including when those withdrawal rights will terminate. Provide similar disclosure in the section entitled “Summary of the exchange offer” beginning on page ALT-46.

The Registration Statement has been revised on pages ALT-4, ALT-55 and ALT-148 in response to the Staff’s comment.

33.	See comment 34 in our first comment letter. Clarify on page ALT-4 of the exchange offer prospectus that the delivery of Holdco offer shares will occur no later than seven German banking days. Make corresponding changes throughout the exchange offer prospectus, as necessary.

The Staff is supplementally advised that the term “banking days” as used in the Registration Statement refers to a day on which the banks in both Frankfurt am Main, Germany, as well as in the City of New York, New York, United States, are open for general business. The Staff’s

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

May 2, 2011

attention is directed to pages 169 and ALT-46 on which term “banking days” is defined. Additionally, the Registration Statement has been revised on pages ALT-4 and ALT-110 in response to the Staff’s comment to add the meaning of the term specifically in the disclosure regarding the settlement of the exchange offer.

Possible Structural Measures, page ALT-77

34.	Refer to comment 111 in our prior comment letter. We do not see where you have addressed the part of that comment asking you to indicate what US tender offer or other rules would or may apply to the post-transaction measures you describe here. Please revise or advise.

The Registration Statement has been revised on pages ALT-92, ALT-93 and ALT-94 in response to the Staff’s comment.

11.8 Stock exchange trading in tendered Deutsche Börse shares, page ALT-95

35.	Please revise your disclosure to address any potential liquidity risks in the as-tendered market.

The Registration Statement has been revised on page ALT-111 in response to the Staff’s comment.

Exercise of the Right of Withdrawal, page ALT-126

36.	Clarify whether tendering holders can withdraw up through the second banking day after the end of the acceptance period. The disclosure in the last paragraph of this section appears to indicate that withdrawal can occur through that date; however, the disclosure in the first sentence of the first paragraph states that withdrawal is permitted only through the end of the acceptance period.

The Staff is supplementally advised that shareholders may only withdraw their tendered shares prior to expiration of the offer acceptance period. The Registration Statement has been revised on page ALT-148 in response to the Staff’s comment.

Division of Trading and Markets

37.	We note your responses to the comments provided by the Division of Trading and Markets. The Division of Trading and Markets is continuing to review your responses and may have further comment.

The Staff’s comment is duly noted, and the Registration Statement has been revised on pages 422, 424, 427 through 431, 443 through 453 and elsewhere, as appropriate, in response to the comments of the Division of Trading and Markets.

*        *        *

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

May 2, 2011

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1327 or David K. Lam at (212) 403-1394 of Wachtell Lipton, or Scott I. Sonnenblick of Linklaters LLP at (212) 903-9292.

Very truly yours,

/s/ David C. Karp

David C. Karp

Enclosures

cc:	Connie Kiggins
Drew Zimmerman
Jennifer Monick
Kevin Woody
Christina Chalk
Angela McHale
John Roeser
Securities and Exchange Commission

Marcus P. Thompson
Stéphane Biehler
Alpha Beta Netherlands Holding N.V.

Duncan L. Niederauer
John K. Halvey
NYSE Euronext

Reto Francioni
Roger Müller
Deutsche Börse AG

Scott I. Sonnenblick
Linklaters LLP

David K. Lam
Wachtell, Lipton, Rosen & Katz